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                      Filed by Community Bank System, Inc. pursuant to Rule 425
                                              under the Securities Act of 1933.
                                      Subject Company: First Liberty Bank Corp.
                                                 Commission File No.: 333-55016


                                        For further information please contact:
                       Sanford A. Belden, President and Chief Executive Officer
                                                            Tel: (315) 445-7304
         David G. Wallace, Executive Vice President and Chief Financial Officer
                                                            Tel: (315) 445-7310

FOR IMMEDIATE RELEASE
---------------------


            COMMUNITY BANK SYSTEM, INC. AND FIRST LIBERTY BANK CORP.
                    MERGE IN A $99 MILLION EXCHANGE OF STOCK


DeWitt, N.Y. and Jermyn, Pa., -- May 14, 2001 -- Community Bank System, Inc. (NYSE: CBU) and First Liberty Bank Corp. (NASDAQ-OTC: FLIB) jointly announce that CBU has acquired all of the stock of FLIB and has merged First Liberty Bank & Trust, FLIB's principal subsidiary, into Community Bank, N.A., CBU's banking subsidiary. First Liberty will continue to operate under its present name in Pennsylvania as a division of Community Bank.

CBU is a registered bank holding company based in the Syracuse suburb of DeWitt, New York, with $2.3 billion in assets prior to the merger, and FLIB is a $644-million-asset bank holding company headquartered in Jermyn, Pennsylvania. At $2.9 billion in assets, the combined company is now the second-largest banking franchise headquartered in Upstate New York and has a market value in excess of $320 million.

Pursuant to the definitive agreement, each share of FLIB was exchanged on a tax-free basis for 0.56 shares of registered common stock of CBU. At CBU's closing price on May 11 of $27.80, the shares of CBU received by FLIB shareholders have a value of $99.1 million, or $15.57 per share. Based on CBU's current annualized quarterly dividend, FLIB shareholders will realize a 37% increase in cash dividends per share. CBU issued approximately 3,566,000 shares in the transaction, which has been recorded under the pooling method of accounting.

Steven R. Tokach has been named President, Banking, Pennsylvania Division of Community Bank, N.A. Joseph R. Solfanelli, Esq., will serve as Executive Vice President and Chief Legal Officer for the Division and will be responsible for business development. William M. Davis, President and Chief Executive Officer of FLIB, will become Chairman of the Board of the Pennsylvania Division. First Liberty Board members Peter A. Sabia, Saul
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                                                     COMMUNITY BANK SYSTEM, INC.
                                                                   PRESS RELEASE
                                                                    MAY 14, 2001
                                                                     PAGE 2 OF 4

Kaplan, and Harold S. Kaplan are expected to become members of the CBU and Community Bank, N.A., Boards of Directors following regulatory qualification and appointment.

MERGER CONSIDERATIONS:
Sanford A. Belden, President and Chief Executive Officer of CBU, stated, "We are delighted that our first strategic partnership outside of New York State is with a solid, well-established community bank as First Liberty Bank & Trust. They share in and deliver on our commitment to local decision-making and to providing high-quality products and services to customers."


o At 14 percent, First Liberty has the second-largest deposit market share in Lackawanna County, where 11 of its 13 branches are located, bringing additional core deposit funding capacity to CBU. As a combined company, CBU now has 85 banking facilities, with the first or second place deposit market share in the 50 towns where it does business, plus four financial services locations. It is the only bank in town in 25 of these locations.

o FLIB's asset quality is excellent, with a nonperforming loan (NPL)/loans ratio of 0.47 percent, a loan loss reserves/NPL ratio of 280 percent, and no net charge-offs in first quarter 2001. As of March 31, 2001, ratios for the combined company are .80 percent and 167 percent, respectively, with a net charge-offs/average loans ratio of .32 percent.

o FLIB's ample capital position adds significantly to CBU's strength, resulting in increases to its tangible equity/assets ratio (up 22 percent to 5.67 percent), Tier I leverage ratio (up 14 percent to 6.84 percent), and tangible book value per share (up 8.6 percent to $14.35).

o FLIB's commercial lending expertise, which has capitalized on the expanding opportunities in the greater Scranton and Wilkes-Barre markets, is expected to be of continuing benefit to the combined operations.

o Distribution of CBU's broader range of financial services is expected to be particularly successful in First Liberty's market place, which is characterized by a higher average household income and rate of growth than its New York State markets.

o FLIB's directors and officers held over 36 percent of the shares outstanding, leading to increased insider ownership for the combined company.
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                                                     COMMUNITY BANK SYSTEM, INC.
                                                                   PRESS RELEASE
                                                                    MAY 14, 2001
                                                                     PAGE 3 OF 4




PROFORMA EARNINGS IMPACT:

Mr. Belden went on to say, "We expect the transaction to be accretive to earnings per share by the end of the first operating year."

o Plans have been implemented to improve efficiency by approximately 23 percent ($3.2 million in lower noninterest expense) by focusing First Liberty's resources on the delivery of face-to-face customer services though its branch system, commercial lending officers, and trust personnel, and by productivity improvements at CBU's operations centers. The bulk of these efficiencies was accomplished to affect the operational consolidation of the two companies on the date the transaction closed. The balance of the cost savings is scheduled to be completed by the late fall.

o Three representatives of Community Investment Services, Inc. (CBU's broker-dealer) have already been positioned in selected First Liberty branches, and a marketing program for the sale of CBU's employee benefit trust services (Benefit Plans Administrative Services) and investment management services (Elias Asset Management) is underway. Pro forma combined assets under management of the two companies are $1.41 billion.

o First Liberty's investment portfolio will be restructured to align the combined company's asset/liability management position with CBU's practices. Toward that objective, $145 million in purchases has been completed.

o Approximately $10.0 million in one-time pretax charges are anticipated, including transaction, severance, losses on the sale of investments and restructuring of borrowings, and other costs.

Historical financial statements for the combined company following the May 11 operational conversion are being prepared. Before the end of May, the Company plans to provide further details via a press release accompanied by an investor conference call.

BENEFITS TO FIRST LIBERTY BANK STAKEHOLDERS:
William M. Davis, President and CEO of FLIB, stated, "Our stockholders, customers, employees and the communities we serve all stand to benefit from this combination of two strong banking companies." o Stockholders will benefit from the value and liquidity of being owners of a New York Stock

     Exchange-listed company.

o Customers will have access to a more extensive set of banking services, including Internet banking and comprehensive cash management.

o Customers will also be able to utilize the enhanced financial services of benefit plan administration, investment management and insurance which the merged company will bring to our market place.
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                                                     COMMUNITY BANK SYSTEM, INC.
                                                                   PRESS RELEASE
                                                                    MAY 14, 2001
                                                                     PAGE 4 OF 4




o We will continue to leverage our strong local brand by utilizing the First Liberty name with the same familiar staff under the leadership of current executives in a decentralized, localized style.

o Employees will have access to a much broader range of banking positions and opportunities through Community Bank's network of branches, financial service offices and operations/administration centers.

o Several members of the former Board of Directors will serve as members of the Pennsylvania Division Board, maintaining the benefit of their continued leadership and experience."

Mr. Davis concluded, "And of personal satisfaction to me, Community Bank shares our deep commitment to be involved in and to serve the evolving needs of the communities where we live and do business."

Community Bank System, Inc. (CBSI) is a registered bank holding company based in DeWitt, New York with $2.9 billion in assets. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the second largest commercial banking franchise headquartered in Upstate New York, having 89 customer facilities and 70 ATMs stretching diagonally from Northern New York to the Southern Tier, west to Lake Erie, and in Northeastern Pennsylvania. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm based in Williamsville, New York; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, New York, serving sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker-dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, New York; and Community Financial Services, Inc. (CFSI), an insurance agency based in Olean, New York, specializing in long-term health care and other selected products.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from CBU's expectations: the successful integration of operations of First Liberty Bank & Trust; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.

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